Sweets & Treats, Inc.

13113 Mesa Verde Way

Sylmar, California 91342-3451

February 24, 2015

VIA EDGAR

H. Roger Schwall, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:   Sweets & Treats, Inc.

Registration Statement on Form S-l

Filed December 11, 2014

File No. 333-200856

Dear Mr. Schwall:

We are in receipt of your comment letter dated January 7, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We respectfully advise the Staff that we do not have written communications as defined in Rule 405 under the Securities Act nor any research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 as referred to in your comment.

Risk Factors, page 7

2.

We note that Ms. Aguayo is your sole officer and director. Please expand the first risk factor on page 9 and its caption (or in the alternative, provide a new risk factor) to address the potential conflicts of interest Ms. Aguayo faces in setting the level of her compensation and making other decisions on the company’s behalf.

RESPONSE: We respectfully advise the Staff that we added the following risk factor on page 9 under subheading “Our Sole Director and Officer’s Potential Conflict of Interest.”

“From time to time, because our sole director and officer, Ms. Tiffay Aguayo, has significant control over the Company, there may be conflict of interest between her personal interest and that of the Company for matters such as setting the level of her compensation. In the event that our sole director and officer make decisions in favor of her personal interest, this potential conflict of interest may have an adverse effect on our business and results of operation.”

Adverse Effect of Disruptions to Our Supply Chain and Our Inability to Predict Demand, page 8

3.

Considering that you disclose at page 13 and elsewhere that you are “seeking the resources to open [your] first retail location,” please revise to eliminate references to “your stores” and deliveries by distributors to such stores without appropriate qualifying or explanatory text.

RESPONSE: In response to the Staff’s comment, we have respectfully revised the risk factor and related disclosure on page 13 to clarify that we currently do not have any physical stores. Further, we clarify that we operate our business primarily from our principal business office disclosed in the registration statement.  We receive orders for our product through phone calls, in person meeting and email communications. Upon filling the order, we deliver our baked goods to our clients at their home, office or events, or schedule for in-person pickup from our principal business office. We have revised the risk factor to the following:

“ADVERSE EFFECT OF DISRUPTIONS TO OUR SUPPLY CHAIN

We currently rely on ingredients provided by third-party vendors and suppliers. Accordingly, we are particularly susceptible to risks related to these suppliers, including their continued ability to maintain sufficient production of our key ingredients, to supply ingredients that meet our quality standards, and the risk of delivery disruptions that could arise due to a number of factors including adverse weather, traffic conditions and mechanical issues related to their delivery trucks. Our dependence on consistent deliveries to our principal business office by suppliers and vendors could encounter the risks of shortages, supply interruptions and/or the need to quickly seek alternative suppliers at higher prices, all of which could adversely impact our operations. There are many factors which could cause shortages or interruptions in the supply of our key ingredients, including weather, unanticipated demand, labor, production or distribution problems, quality issues and cost, and the financial health of our suppliers, most of which are beyond our control, and which could have an adverse effect on our business and results of operations.”

Determination of Offering Price, page 12

4.

You disclose that you will be filing to obtain a quotation on the OTCBB concurrently with the filing of this prospectus. Please tell us the status of your application and whether a market maker has agreed to apply to have your common stock quoted on the OTCBB, and update the disclosure as appropriate.

RESPONSE: We respectfully advise the Staff that we have engaged with certain market maker for our application to obtain a quotation on the OTCBB. However, as of the date of this amended filing, we have not received approval for our application. Further, we have revised the registration statement in the appropriate section to indicate the status of our OTCBB application.

Legal Proceedings, page 14

5.

Please disclose explicitly whether there are any such proceedings or claims, rather than merely suggesting “we are currently not aware” of any.

RESPONSE: We respectfully advise the Staff and have also respectfully advised our disclosure to clarify that as of the date of this amended filing, we are currently not involved with any legal proceedings or claims.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 15

Liquidity and Capital Resources, page 17

6.

You disclose that your available cash will not be sufficient to satisfy your cash requirements.  At page 15, you suggest that your plan of operations for the next 12 months includes the opening of your first retail location with an estimated cost of approximately $250,000.  In addition, we note your disclosure that you are “dependent upon certain related parties to provide continued funding and capital resources.”  Please revise to clarify whether any obligation to advance funds exists, and, if so, please file any agreement as an exhibit and disclose all material terms including amount, duration, and pricing.  See also Note 5 to your audited financial statements.

RESPONSE: We respectfully advise the Staff and have revised our disclosure to clarify that we may receive continued funding and capital resources from related parties from time to time. However, as of the date of this amended filing, such related parties do not have any existing obligation to advance funds to support our business, nor can we rely on any advance funds from such related parties in the future.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

7.

Please provide all of the disclosure Item 404(d) of Regulation S-K requires. In that regard, we note that your consolidated statements of cash flows reflect advances from stockholders in the two most recent fiscal years.

RESPONSE: In response to the Staff’s comment, we have respectfully provided the following disclosure relating to the advances from our stockholders in the two most recent fiscal years.

“For the fiscal years ended July 31, 2013 and 2014, our controlling shareholder, Tiffany Aguayo provided advances in the amount of $9,884 and $98, respectively, to our company. Those advances are unsecured, non-interest bearing and due on demand.”

Exhibits

8.

With your next amendment, please file the opinion of counsel and also file a complete and fully executed version of share exchange agreement, which appears to have been filed in draft form.

RESPONSE: As requested in your letter, we have respectfully attached our counsel’s legal opinion as Exhibit 5.1. Accordingly, we have removed the footnote that the exhibit was “to be filed by amendment”.  We have also respectfully attached the executed version of the share exchange agreement.

Consolidated Financial Statements, page F-1

9.

Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing. In addition, please provide a currently dated consent from your independent accountant with future amended filings.

RESPONSE: In response to the Staff’s comment, we have respectfully included updated financial statements in this amended filing.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sweets & Treats, Inc.

By:	/s/ Tiffany Aguayo
Name: Tiffany Aguayo
Title: Chief Executive Officer